FORM 6-K SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of	June	2006
Commission File Number	000-29898
Research In Motion Limited (Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F ___________	Form 40-F_____X_______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):________________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):________________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes__________________	No________X__________

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

DOCUMENT INDEX

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Document 1.	News Release dated June 30, 2006 (“Movistar Offers BlackBerry Connect for Palm Treo 650 Smartphone in Spain")	Page No 3

Document 1

June 30, 2006

FOR IMMEDIATE RELEASE

Movistar Offers BlackBerry Connect for Palm Treo 650 Smartphone in Spain

MADRID, Spain, Sunnyvale, CA and Waterloo, ON – Telefónica Móviles España, Palm, Inc. (Nasdaq: PALM) and Research In Motion (RIM) (Nasdaq: RIMM; TSX: RIM) today announced the availability of BlackBerry® Connect™ software for the Palm® Treo™ 650 smartphone in Spain. With BlackBerry Connect, movistar’s enterprise and multinational customers will benefit from a wider range of devices compatible with BlackBerry services from movistar.

“Demand for wireless email solutions is driven by the need for increased productivity amongst movistar’s enterprise customers,” said Luis Ezcurra, general director of market development and marketing for Telefónica Móviles España. “Movistar believes that working closely with Palm and RIM to provide the feature-rich Treo 650 with BlackBerry Connect functionality will address this demand, as enterprise customers are very interested in investing in solutions that support their business, operational and IT objectives.”

With this expansion of the “BlackBerry from movistar” portfolio, Treo 650 smartphone customers can now benefit from many popular features of the “push”-based BlackBerry architecture via BlackBerry Enterprise Server™. For corporate customers, BlackBerry Enterprise Server software tightly integrates with Microsoft® Exchange and IBM Lotus® Domino® and works with existing enterprise systems to enable secure, push-based wireless access to email and other corporate data.

The Treo 650 smartphone with BlackBerry Connect supports the following features:

o "Push" Corporate Email delivers messages automatically -- and wirelessly -- to the Treo 650 smartphone's inbox. Changes to the inbox, including read/unread status and deletion, can be automatically synchronized between the user's email account and the Treo 650.

o Wireless Calendar Synchronization keeps the Treo 650 smartphone's built-in Calendar up to date remotely, allowing users to receive, accept or decline meeting requests on the go.

o Attachment Viewing lets users view Excel, Word, PowerPoint, and PDF documents in original format.(1)

o Remote Address Lookup (RAL) allows users to search their corporate directory wirelessly for email addresses without the need to download every name to the Treo 650.

o Enables centralized device management, including support for IT policies such as over-the-air device disablement and password device lock, as well as end-to-end security with Triple DES encryption.

“Providing email flexibility is one of the key features that makes the Treo 650 a tremendous asset for business customers,” said John Hartnett, senior vice president of worldwide sales and customer relations, Palm. “The addition of an enterprise strength email solution like BlackBerry Connect for movistar customers reaffirms Palm’s commitment to meet the needs of mobile professionals in Europe.”

“BlackBerry has been embraced by millions of mobile professionals around the world because it is a scalable, secure, and proven wireless solution. The Treo 650 with BlackBerry Connect delivers more choice for mobile customers by offering the combined power of the BlackBerry architecture with the feature rich Treo 650 smartphone,” said Charmaine Eggberry, vice president, EMEA at Research In Motion. “We are pleased to work with Palm and movistar to offer BlackBerry Connect on the Treo 650 smartphone to corporate customers in Spain.”

More information is available at: http://www.palm.com/us/enterprise/products/blackberry_connect.html.

About Palm, Inc.

Palm, Inc., a leader in mobile computing, strives to put the power of computing in people’s hands so they can access and share their most important information. The company’s products for consumers, mobile professionals and businesses include Palm® Treo™ smartphones, Palm handheld computers, and Palm LifeDrive™ mobile managers, as well as software, services and accessories.

Palm products are sold through Internet, retail, reseller and wireless operator channels throughout the world, and at Palm Retail Stores and Palm online stores (http://www.palm.com/store).

More information about Palm, Inc. is available at http://www.palm.com.

About Telefónica Móviles España

Telefónica Móviles España (www.empresa.movistar.es) is the operator of Telefónica Móviles in the Spanish market. As of April 2006, Telefónica Móviles had 20.3 million customers and a wide catalogue of services and applications with the latest mobile technology, such as UMTS. Telefónica Móviles is one of the leading world operators and is a leader in Spanish and Portuguese speaking markets with presence in 15 countries and nearly 98.5 million customers all around the world (as of December 2005).

Telefónica Móviles shares quote at Madrid and New York Stock Exchange with the symbol TEM.

Movistar is the brand for the companies of Telefónica Móviles Group in the entire world with exception of Marruecos and Brazil.

About Research In Motion (RIM)

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

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(1)     Attachments that are sent via email can be opened by using the BlackBerry Attachment Viewing Service or via native file viewers on the Treo 650 smartphone. Please refer to the BlackBerry de movistar Empresa / Multinacional Palm Treo 650User Guide for supported files and size limitations.

Media Contacts:

Marisa Conway
Brodeur for RIM
(212) 771-3639
mconway@brodeur.com

Jimmy Johnson
Palm, Inc.
408.617.7456
jimmy.johnson@palm.com

Telefónica Móviles España:
Communication Department
+34 680 01 86 00
prensa@tsm.es

Perception & Image (Telefónica Móviles España PR Agency)
+34 91 351 39 37 Fax: +34 91 351 40 67
Patricia Martín:
pmartin@perception-image.com
Ricardo Schell: ricardos@perception-image.com
Enrique Pascual: epascual@perception-image.com

Investor Contacts:

RIM Investor Relations
(519) 888-7465
investor_relations@rim.com

Palm Investor Relations
Sandy O'Halloran
408.617.7639
sandy.ohalloran@palm.com

Palm, Palm OS, Treo, LifeDrive and VersaMail are among the trademarks or registered trademarks owned by or licensed to Palm, Inc. All other brand and product names are or may be trademarks of, and are used to identify products or services of, their respective owners.

Forward looking statements from RIM:

Forward-looking statements in this news release are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as “intend” and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM’s products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights and other risks and factors detailed from time to time in RIM’s periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. The Company has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners. RIM assumes no liability and makes no representation, warranty or guarantee in relation to third party products.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Research In Motion Limited (Registrant)
Date:	June 30, 2006	By:	/s/ Brian Bidulka (Signature)
Brian Bidulka
Vice President, Corporate Controller